UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica announces closing of 4.00% $100 million green exchangeable senior notes due 2025

July 17, 2020 – Atlantica Sustainable Infrastructure plc (“Atlantica”, NASDAQ: AY) announced that it closed today, as planned, the previously announced offering of $100,000,000 in aggregate principal amount of green exchangeable senior notes due 2025 (the “Notes”). The Notes will be the senior unsecured obligations of Atlantica Sustainable Infrastructure Jersey Limited (the “Issuer”), a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed, on a senior, unsecured basis, by Atlantica.

The Notes will bear interest at a rate of 4.00% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. The Notes will be exchangeable, pursuant to a cash box procedure, into ordinary shares of Atlantica par value $0.10 per share (the “Ordinary Shares”), cash, or a combination thereof, at Atlantica’s election and will mature on July 15, 2025, unless earlier repurchased, redeemed pursuant to a tax redemption or exchanged. Atlantica intends to use the proceeds to refinance or finance, in whole or in part, the acquisition of new or ongoing assets or projects which meet certain eligibility criteria in accordance with Atlantica’s Green Finance Framework.

The Notes and related guarantee were offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”). The Notes, related guarantee and any Ordinary Shares issuable upon exchange of the Notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This notice is issued pursuant to Rule 135c under the Securities Act, and does not constitute an offer to sell, nor a solicitation for an offer to purchase, the Notes.

The information contained herein is not for publication or distribution, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law, and does not constitute an offer to sell, or solicitation of an offer to buy securities.

This notice and any other documents or materials relating to the issue of the Notes are for distribution within the United Kingdom only to persons who are “qualified investors” (as defined in Regulation (EU) 2017/1129) and who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 in connection with the issue or sale of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Notes are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue of the Notes relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. These forward-looking statements can be identified by the use of terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Examples of forward-looking statements include, but are not limited to, statements relating to use of proceeds from the offering of the Notes.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated above, including those factors discussed under “Item 1.A—“Risk Factors” in our quarterly report for the three-month period ended March 31, 2020 furnished on Form 6-K on May 7, 2020, and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report filed for the fiscal year ended December 31, 2019 filed on Form 20-F. Atlantica undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Chief Financial Officer Francisco Martinez-Davis E-mail: ir@atlantica.com	Investor Relations & Communication Leire Perez Tel: +44 20 3499 0465 E-mail: ir@atlantica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: July 17, 2020